

July 27, 2011

<u>Via E-mail</u>
Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota 58701

Re: **INREIT Real Estate Investment Trust**
         Amendment No. 3 to Form 10-12G
         Filed July 14, 2011
         File No. 000-54295

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1A. Risk Factors, page 33</u>

1.   We note your response to comment 3 in our letter dated July 1, 2011. Please provide us with more details regarding how you concluded that there was not at least a reasonable possibility that a loss has been incurred. Your explanation should discuss your basis for concluding that the current value of your common shares is greater than what a shareholder would receive from a rescission offer and, if true, why this would support your conclusion. Also, tell us how you considered liquidity of your shares in your analysis.

Item 2. Financial Information, page 57

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

2.   Please expand your disclosure to discuss the known uncertainties related to your sales of shares that did not qualify for a valid exemption under the 1933 Act. Please quantify your maximum exposure to potential rescission rights and how you determined that the amount of cash on hand as of March 31, 2011 exceeded the amount of any potential rescission offers. Also, clarify your statement on page 33 that a rescission offer would not materially affect your liquidity. Please see Item 303 of Regulation S-K for reference.

Financial Statements

Note 2 – Principal Activity and Significant Accounting Policies, page 7

Segment Information, page 13

3.   You disclose that each of your properties is an operating segment and that under the aggregation criteria of the segment reporting guidance you consider your properties as one reportable segment. Please provide us with an analysis under ASC 280-10-50-11 that supports the aggregation of all of your properties into one reportable segment, rather than into several reportable segments based on property type (i.e., apartment, office, retail, medical, and assisted living). Address each of the five criteria listed in (a) through (e) of ASC 280-10-50-11 as well as how you determined that each type of property has similar economic characteristics. The guidance notes that similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Please discuss expected long-term financial performance of your properties in your response.

Note 17- Related Party Transactions, page 28

4.   We note your response to comment 6 in our letter dated July 1, 2011 and reissue our comment in part. Explain how the acquisition fee is allocated for acquisitions that require less than 100% financing. Clarify if you allocate 50% of the 3% fee to financing costs without regard to the amount of financing obtained in comparison to the total purchase price. In your response, discuss your historical experience.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Joy Newborg, Esq.
        Via E-mail